May 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Finance

Washington, D.C. 20549

Attention: John Dana Brown and Madeline Joy Mateo

Re:	The Beneficient Company Group, L.P.

Amendment No. 3 to Registration Statement on Form S-4

Filed April 19, 2023

File No. 333-268741

Ladies and Gentlemen:

On behalf of The Beneficient Company Group, L.P. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 5, 2023, regarding the Company’s Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on April 19, 2023. In connection with this letter, a fourth amendment to the Registration Statement (“Amendment No. 4”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 4. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 4.

Form S-4/A filed April 19, 2023

General

1.	We continue to consider your responses to comments regarding your status as an “investment company” as defined in the Investment Company Act of 1940 and may have further comments.

Response: The Company acknowledges the Staff’s comment and respectfully requests the opportunity to discuss via telephone conference with the Staff at the Staff’s earliest convenience.

2.

Please make each and every reference to the Office of the State Bank Commissioner, or OSBC, in your prospectus explicitly clear that it is your subsidiary BFF that is regulated by that body, to avoid any implication that it regulates the entire Beneficient company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the proxy statement/prospectus accordingly.

GWG filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code, page 56

3.

We note your revised disclosure in response to comment 6. Please disclose here the specific ways in which the uncertainties and risks associated with the Chapter 11 Cases and the OCB’s motion has negatively impacted investors’ willingness to engage with you.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 57 accordingly.

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Haynes and Boone, LLP	2323 Victory Avenue | Suite 700 | Dallas, TX 75219 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

May 8, 2023

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer

Gregory W. Ezell, Chief Financial Officer

James G. Silk, Esq., Chief Legal Officer

David B. Rost, Esq., General Counsel

William N. Haddad, Esq., Venable LLP

Arif Soto, Esq., Venable LLP

Logan Weissler, Esq., Haynes and Boone, LLP

Alexa Cooper, Esq., Haynes and Boone, LLP